SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              BROADWAY STORES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   111572103
                ------------------------------------------------
                                 (CUSIP Number)

                            Dennis J. Broderick, Esq.
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                             Cincinnati, Ohio  45202
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York  10022
                                 (212) 326-3800


                                October 11, 1995
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].













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 CUSIP No. 111572103                      13D              Page 2 of 4 Pages

   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Federated Department Stores, Inc.
       13-3324058


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                              (b) [ ]
   3   SEC USE ONLY



   4   SOURCE OF FUNDS*

       OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


                7   SOLE VOTING POWER

   NUMBER OF        See Item 5
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
     EACH           -0-
   REPORTING
  PERSON WITH   9   SOLE DISPOSITIVE POWER

                    See Item 5

                10  SHARED DISPOSITIVE POWER

                    -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       See Item 5

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*      [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See Item 5

  14   TYPE OF REPORTING PERSON*

       CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on August 24, 1995 by Federated Department Stores, Inc. Capitalized terms used herein which are not otherwise defined herein are so used with the respective meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following at the end thereof:

               On October 11, 1995, Newco was merged with and into the Company pursuant to the Merger Agreement, at which time (i) each then-outstanding share of Common Stock was converted into the right to receive 0.27 shares of Federated Common Stock, (ii) each then-outstanding share of Series A Preferred Stock of the Company was converted into the right to receive one one-thousandth of a share of new Series A Preferred Stock of the Company (as the surviving corporation in the Merger), and (iii) each then-outstanding share of common stock of Newco was converted into 370.44 shares of common stock of the Company (as the surviving corporation in the Merger). Immediately following the Merger, Federated owned all 37,044 outstanding shares of the common stock of the Company, which shares, after giving effect to the issuance pursuant to the Merger of shares of new Series A Preferred Stock of the Company, represented approximately 98% of the total combined voting power of the outstanding capital stock of the Company.



































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                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  October 12, 1995            FEDERATED DEPARTMENT STORES, INC.


                                   By: /s/ Dennis J. Broderick
                                   ---------------------------------
                                   Name:   Dennis J. Broderick
                                   Title:  Senior Vice President